Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

June 30, 2009

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	June 30,		December 31,
	2009		2008
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$41,473,480		$45,212,815
Receivables	161,910		592,443
Receivables - Ivanhoe Mines	63,018		30,000
Prepaid expenses	388,907		268,518

Total current assets	42,087,315		46,103,776

Investments (Note 4)	1,743,858		1,329,568

Equipment (Note 5)	665,831		672,124

Total assets	$44,497,004		$48,105,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$675,141		$942,238
Loans payable to Ivanhoe Mines (Note 7)	377,557		326,183

Total liabilities	1,052,698	#	1,268,421

Commitments (Note 13)
Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 8)	112,109,958		111,993,990
94,630,898 (December 31, 2008 - 94,560,898) issued and outstanding
Additional paid-in capital	15,055,422		13,772,775
Accumulated other comprehensive income:
Unrealized gain on available for sale investments	341,903		-
Foreign currency cumulative translation adjustment	(5,102,638)		(7,410,930)
Accumulated deficit during the exploration stage	(78,960,339)		(71,518,788)

Total stockholders' equity	43,444,306		46,837,047

Total liabilities and stockholders' equity	$44,497,004		$48,105,468

Nature of operation (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Inception (July 19,1995) June 30,2009

EXPENSES
Audit and accounting	$38,300	$23,853	$61,384	$84,051	$666,919
Consulting fees (Note 8)	44,728	101,744	84,453	184,411	2,577,034
Depreciation (Note 5)	38,393	50,028	75,538	103,375	796,500
Write-down of equipment	-	72,671	-	72,671	123,816
Escrow shares compensation	-	-	-	-	1,790,959
Foreign exchange (gain) loss	69,013	1,514	54,105	9,878	93,598
Legal (Note 8)	83,050	78,577	158,549	195,874	2,034,707
Loss on settlement of debt	-	-	-	-	5,252
Management fees (Notes 8 and 9)	25,613	1,450,500	1,100,902	1,512,527	7,665,057
Mineral property interests (Notes 6 and 8)	2,840,854	2,112,848	4,856,451	3,115,178	49,720,074
Office and administration (Note 8)	422,472	488,938	814,755	921,006	8,490,842
Regulatory and transfer agent fees	8,526	(5,889)	85,525	80,072	900,597
Stockholder communications and investor relations (Note 8)	140,268	212,723	313,315	364,204	4,580,975
Travel	72,322	39,594	115,961	149,059	1,350,565

Loss from operations	(3,783,539)	(4,627,101)	(7,720,938)	(6,792,306)	(80,796,895)
Interest income	80,161	537,010	301,841	1,213,192	4,558,136
Loss from equity investee (Note 4)	(22,454)	-	(22,454)	-	(389,049)
Fair value adjustment of asset backed commercial paper (Note 4)	-	-	-	(489,623)	(2,332,531)
Net loss	$(3,725,832)	$(4,090,091)	$(7,441,551)	$(6,068,737)	$(78,960,339)

Comprehensive income (loss):
Net loss	$(3,725,832)	$(4,090,091)	$(7,441,551)	$(6,068,737)	$(78,960,339)
Unrealized gain on available for sale investments (Note 4)	341,903	-	341,903	-	341,903
Foreign currency translation adjustment	3,612,193	5,449,714	2,308,292	(2,724,857)	(5,102,638)
Comprehensive income (loss)	$228,264	$1,359,623	$(4,791,356)	$(8,793,594)	$(83,721,074)

Basic and diluted loss per share	$(0.04)	(0.04)	$(0.08)	$(0.02)

Weighted average number of shares outstanding	94,622,107	94,047,841	94,596,312	93,989,279

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)
(Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	111,993,990	13,772,775	(7,410,930)	(71,518,788)	46,837,047
Shares issued:
Mineral property interests	20,000	22,515	-	-	-	22,515
Stock-based compensation	-	-	1,301,221	-	-	1,301,221
Foreign currency translation adjustment	-	-	-	(1,303,901)	-	(1,303,901)
Net loss	-	-	-	-	(3,715,719)	(3,715,719)
Balance, March 31, 2009	94,580,898	112,016,505	15,073,996	(8,714,831)	(75,234,507)	43,141,163
Shares issued:
Exercise of stock options	50,000	93,453	(44,187)	-	-	49,266
Stock-based compensation	-	-	25,613	-	-	25,613
Foreign currency translation adjustment	-	-	-	3,612,193	-	3,612,193
Unrealized gain on available for sale securities				341,903		341,903
Net loss	-	-	-	-	(3,725,832)	(3,725,832)
Balance, June 30, 2009	94,630,898	$112,109,958	$15,055,422	$(4,760,735)	$(78,960,339)	$43,444,306

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Month Ended June 30, 2009	Six Months Ended June 30, 2008	Inception (July 19, 1995) to June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,725,832)	$(4,090,091)	$(7,441,551)	$(6,068,737)	$(78,960,339)
Items not affecting cash:
Depreciation	38,393	50,028	75,538	103,375	796,500
Stock-based compensation (Note 8)	25,613	2,116,821	1,326,834	2,166,689	14,800,033
Fair value adjustment of asset backed commercial paper (Note 4)	-	-	-	489,623	2,332,531
Write-down of equipment	-	72,671	-	72,671	123,816
Escrow shares compensation	-	-	-	-	2,001,832
Loss on settlment of debt	-	-	-	-	5,252
Finder's fee and membership paid in stock	-	-	-	-	44,697
Mineral property interest paid in stock and warrants	-	-	22,515	20,066	4,052,698
Loss from equity investee (Note 4)	22,454	-	22,454	-	389,049
Changes in assets and liabilities:
Receivables	667,457	(162,183)	444,592	(236,643)	(198,359)
Receivables - Ivanhoe Mines	(30,220)	-	(30,220)	-	(64,823)
Prepaid expenses	139,482	125,803	(102,008)	131,790	(386,856)
Accounts payable and accrued liabilities	(116,709)	(200,707)	(305,351)	(280,917)	768,683
Net cash used in operating activities	(2,979,362)	(2,087,658)	(5,987,197)	(3,602,083)	(54,295,286)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	49,266	-	49,266	521,817	109,760,950
Share issue costs	-	-	-	(7,186)	(3,545,920)
Loan payable to Ivanhoe Mines	32,657	-	32,657	-	408,887
Net cash provided by financing activities	81,923	-	81,923	514,631	106,623,917

CASH FLOWS FROM INVESTING ACTIVITIES
Joint Venture - Ivanhoe Mines	(22,454)	-	(22,454)	-	(389,049)
Purchase of asset backed commercial paper (Note 4)	-	-	-	-	(4,031,122)
Acquisition of equipment	(5,114)	(66,332)	(34,904)	(159,971)	(1,577,682)
Net cash used in investing activities	(27,568)	(66,332)	(57,358)	(159,971)	(5,997,853)

Effect of foreign currency translation on cash and
cash equivalents	3,374,073	619,094	2,223,297	(1,953,722)	(4,857,298)
Change in cash and cash equivalents
during the period	449,066	(1,534,896)	(3,739,335)	(5,201,145)	41,473,480
Cash and cash equivalents, beginning of period	41,024,414	63,439,864	45,212,815	67,106,113	-

Cash and cash equivalents, end of period	$41,473,480	$61,904,968	$41,473,480	$61,904,968	$41,473,480

Cash paid for interest during the period	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

1.             BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2008. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

Certain of the comparable figures have been reclassified to conform with the presentation in the current period.

2.             NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

3.             SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. The Company adopted the provisions of SFAS160 on January 1, 2009. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS141(R) on January 1, 2009. The adoption of this standard did not have an impact on our financial position or results of operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

4.             INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes. The Company has designated the notes as “available-for-sale” and the notes are recorded at fair value.

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock, the asset administrator, the Company determined the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  The Company then engaged an ABCP expert to help estimate the return that a prospective investor would require for each class of AB Notes (Required Yield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

The table below summarizes the Company’s valuation.
Restructuring categories	C$ thousands
MAV 2 Notes	Face value	C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	1,218,717	12/31/2016
A2 (rated A)	1,630,461	770,074	12/31/2016
B	295,974	34,419	12/31/2016
C	120,401	4,025	12/31/2016
Total original investment	4,013,365	2,027,235
* - the range of fair values estimated by the Company varied between C$1.9 million and C$2.4 million
   -  the total United States dollars fair value of the investment at June 30, 2009 is $1,743,858.

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate. Based on this exercise the Company estimated that as at June 30, 2009 the range of potential values was between C$1.9 million and C$2.4 million. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

The fair market value of the AB Notes has been impacted by a number of factors.

There has been an improvement in general corporate credit market conditions over this time period.  This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers).  Accordingly, the required yield on the AB Notes has been somewhat reduced to reflect easing in the credit markets.

A second factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

There is an offsetting factor in the anticipated missed interest payments on the AB Notes.  The interest income on the pool of assets underlying the Pooled Notes is variable and mostly based on the prevailing Bankers’ Acceptance rates.  This variable income must first pay the fixed expense of the Margin Funding Facility (‘MFF’) fee before any interest is paid to Noteholders.  The MFF lenders are the Canadian banks, some international banks, and the federal government. If there are not enough funds to pay the MFF fee in any given period, then the shortfall accrues and is payable in priority in future periods.  There will be no interest payments on the Notes until there is a rise in the prevailing interest rates and only once any accrued MFF fees are repaid.  This anticipated near-term lack of income on the Notes has a negative impact on their fair market value.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

4.             INVESTMENTS (cont’d…)

Asset Backed Commercial Paper (cont’d…)

The net impact of these positive and negative factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $1,743,858 as at June 30, 2009.  Accordingly, the Company has recorded an unrealized gain of $341,903 in other comprehensive income as separate component of stockholders’ equity.

While we believe we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at June 30, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes is very illiquid with only a very small number of trades reported that took place at very distressed sales prices.  There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids. Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the Notes.  It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. (Note 6). At June 30, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture is $22,454 for the six months ended June 30, 2009 (June 30, 2008, $Nil).

5.             EQUIPMENT

	June 30, 2009			December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$97,278	$41,678	$55,600	$89,886	$46,819	$43,067
Computer equipment	392,005	208,389	183,616	340,917	167,852	173,065
Field equipment	424,424	175,806	248,618	402,902	133,449	269,453
Buildings	375,186	197,189	177,997	356,160	169,621	186,539
	$1,288,893	$623,062	$665,831	$1,189,865	$517,741	$672,124

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi license and the Javhlant licenses are subject to the joint venture with Ivanhoe Mines Ltd.

Lookout Hill

Each of our exploration licences was granted by the Mineral Resources and Petroleum Authority of Mongolia, issued initially for a three-year term with a right of renewal for two more years, and a further right of renewal for two years, making a total of seven years.  Mongolian Mineral Law was amended in July 2006. Consequently, our licences were extended with final expiry in March and April 2010, unless previously converted to mining licences.

Two of the three licences that comprise Lookout Hill were issued April 3, 2001 and expire in April 2010. The third Lookout Hill licence was issued on March 30, 2001, and expires in March 2010. Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licences in good standing is approximately $280,000.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

As of June 30, 2009, the joint venture had expended approximately $1.9 million (December 31, 2008 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 7).

Manlai

The Manlai licence was issued March 9, 2001 and renewed in March 2006 to March 2008.  Subsequent to December 31, 2007 and pursuant to Mongolian Minerals Law, we extended our licences for final expiry in March 2010, unless converted before this date to a mining licence. The total estimated annual fees in order to maintain the licence in good standing is approximately $10,000.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted further exploration.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, and 35,000 shares in August 2009 (Note 14).

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 to Empirical as per the terms of the agreement. In February 2009, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest with Zhejiang No. 11 Geological Brigade holding a 22% interest.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

Mineral property interest costs incurred are summarized as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Inception (July 19,1995) - June 30, 2009

MONGOLIA
Lookout Hill:
Property payments &
claim maintenance	$43,677	$67,344	$113,149	$131,551	$10,910,660
Assaying, testing and analysis	264,733	1,256	244,030	11,028	1,897,030
Camp and field supplies	259,373	187,100	409,995	230,590	5,064,570
Drilling	671,822	-	1,121,394	-	9,441,494
Geological and geophysical	491,889	563,700	856,476	679,243	8,682,373
Travel and accommodation	56,446	74,934	116,306	82,851	1,122,612
Project administration	83,349	205,018	261,924	284,801	797,157
	1,871,289	1,099,352	3,123,274	1,420,064	37,915,896
Manlai:
Property payments &
claim maintenance	234	2,582	2,841	5,062	45,844
Assaying, testing and analysis	-	-	-	-	218,898
Camp and field supplies	1,456	1,817	5,369	4,195	1,265,907
Drilling	-	-	-	-	1,369,785
Geological and geophysical	-	435	-	435	1,302,311
Travel and accommodation	-	-	-	-	94,890
	1,690	4,834	8,210	9,692	4,297,635
USA
Lordsburg:
Property payments &
claim maintenance	891	-	19,990	-	85,705
Assaying, testing and analysis	22,313	-	41,792	-	86,984
Drilling	312,513	-	574,980	-	1,237,366
Geological and geophysical	73,955	11,856	207,423	11,856	519,816
Camp and field supplies	34,971	-	59,948	-	79,795
Travel and accommodation	24,305	-	49,326	-	111,791
	468,948	11,856	953,459	11,856	2,121,457

- continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Inception (July 19,1995) - June 30, 2009
USA (cont’d…)
Empirical:
Property payments &
claim maintenance	9,886	111,967	12,286	307,729	455,837
Assaying, testing and analysis	-	42,558	0	58,769	81,976
Camp and field supplies	5,375	23,867	7,236	59,003	80,653
Geological and geophysical	54,561	475,716	73,489	652,444	845,187
Travel and accommodation	6,215	44,727	11,504	92,782	103,789
	76,037	698,835	104,515	1,170,727	1,567,442
Bisbee:
Property payments &
claim maintenance	1,050	73,381	23,564	128,225	167,022
Camp and field supplies	369	788	7,427	1,104	8,612
Geological and geophysical	8,917	24,551	51,784	37,745	98,977
Travel and accommodation	27	693	27	1,299	2,066
	10,363	99,413	82,802	168,373	276,677

CHINA
Huaixi:
Assaying, testing and analysis	953	1,854	8,592	1,854	45,347
Camp and field supplies	150,408	2,513	184,828	2,513	280,610
Geological and geophysical	52,256	24,141	104,787	49,843	221,704
Travel and accommodation	8,418	10,065	11,960	11,476	27,917
Project administration	75,881	64,818	124,767	124,041	485,681
	287,916	103,391	434,934	189,727	1,061,259

OTHER	124,611	95,167	149,257	144,739	2,479,708

Total Mineral Properties Interests	$2,840,854	$2,112,848	$4,856,451	$3,115,178	$49,720,074

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

7.             LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 6), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

8.             COMMON STOCK

Share issuances

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 6).

During the quarter ended June 30, 2009, the Company issued 50,000 common shares for cash proceeds of $49,266 on the exercise of stock options. The fair value recorded when the options were granted of $44,187 has been transferred from additional paid-in capital to common stock on the exercise of the options

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with SFAS No. 123R for employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	1,780,000	1.31
Expired	(530,000)	1.24
Balance at March 31, 2009	11,901,800	1.61
Exercised	(50,000)	1.15
Expired	(28,000)	2.16
Balance at June 30, 2009	11,823,800	1.61

The weighted average fair value per stock option granted during the six months ended June 30, 2009 was C$0.88 (June 30, 2008 - C$1.36).  The number of stock options exercisable at June 30, 2009 was 11,823,800.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.             COMMON STOCK (cont'd…)

Stock options (cont'd…)

At June 30, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

30,000	2.57	-	August 24, 2009	30,000	-
100,000	3.10	-	November 1, 2009	100,000	-
1,260,000	1.15	12,600	November 12, 2009	1,260,000	12,600
600,000	1.25	-	December 17, 2009	600,000	-
400,000	1.28	-	January 7, 2010	400,000	-
75,000	1.19	-	March 3, 2010	75,000	-
20,000	2.00	-	April 3, 2010	20,000	-
63,000	1.48	-	May 24, 2010	63,000	-
2,080,000	1.75	-	June 9, 2010	2,080,000	-
25,000	1.66	-	August 25, 2010	25,000	-
20,000	1.85	-	September 28, 2010	20,000	-
125,000	1.80	-	January 23, 2011	125,000	-
100,000	2.20	-	February 8, 2011	100,000	-
20,000	2.34	-	March 28, 2011	20,000	-
949,300	1.32	-	July 10, 2011	949,300	-
10,000	1.77	-	December 11, 2011	10,000	-
50,000	1.77	-	January 22, 2012	50,000	-
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	500,000	-
479,500	2.30	-	May 31, 2012	479,500	-
5,000	2.58	-	January 9, 2013	5,000	-
1,515,000	2.00	-	April 3, 2013	1,515,000	-
12,500	1.55	-	May 21, 2013	12,500	-
125,000	2.02	-	July 17, 2013	125,000	-
1,279,500	1.55	-	September 17, 2013	1,279,500	-
50,000	1.07	4,500	January 26, 2014	50,000	4,500
1,730,000	1.32	-	February 12, 2014	1,730,000	-
11,823,800		17,100		11,823,800	17,100

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.             COMMON STOCK (cont'd…)

Stock options (cont'd…)

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$1.16 per share as of June 30, 2009, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2009 was 1,310,100. The total intrinsic value of options exercised during the six months ended June 30, 2009 was $7,000 (June 30, 2008 -$Nil).

The following table summarizes information regarding the non-vested stock purchase options outstanding as of June 30, 2009.

	Number of Options	Weight Average Grant-Date Fair Value (C$)
Non - Vested options at December 31, 2007	433,333	1.43
Granted	-	-
Vested	(266,666)	1.43
Cancellation/forfeited	-	-
Non-vested options at December 31, 2008	166,667	1.43
Granted	-	-
Vested	-	-
Cancellation/forfeited	-	-
Non-vested options at March 31, 2009	166,667	1.43
Granted	-	-
Vested	(166,667)	1.43
Cancellation/forfeited	-	-
Non-vested options at June 30, 2009	-	-

Stock-based compensation

The fair value of stock options granted during the six months ended June 30, 2009 was $1,250,242 (June 30, 2008 - $2,097,374) which is being recognized over the options vesting periods. Typically, options vest fully upon grant.  The stock-based compensation recognized during the six months ended June 30, 2009 was $1,326,834 (June 30, 2008 - $2,166,689) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.             COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Cumulative to June 30, 2009
Consulting fees	$-	33,894	$-	$33,894	$1,794,562
Legal	-	-	-	-	287,931
Management fees	25,613	1,430,679	1,100,902	1,472,221	7,200,716
Mineral property interests	-	452,303	160,271	452,303	2,733,684
Office and administration	-	176,249	21,891	185,235	1,939,291
Stockholder communications and
investor relations	-	23,697	43,770	23,036	843,848
	$25,613	$2,116,821	$1,326,834	$2,166,689	$14,800,033

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Risk-free interest rate	1.95%	3.53%
Expected life of options (years)	5.0	5.0
Annualized volatility	81%	85%
Dividend rate	0.00%	0.00%

9.             RELATED PARTY TRANSACTIONS

The Company did not enter into any transactions with related parties during the six months ended June 30, 2009.

The Company entered into the following transactions with related parties during the period ended June 30, 2008:

a)  Paid or accrued management fees of $40,306 to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

10.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	June 30, 2009	December 31, 2008

Identifiable assets
Canada	$43,516,194	$46,880,341
Mongolia	513,029	540,508
USA	222,969	217,554
China	244,812	467,065
	$44,497,004	$48,105,468

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Loss for the period
Canada	$(919,372)	$(1,878,554)	$(2,609,660)	$(2,827,890)
Mongolia	(1,890,041)	(1,177,320)	(3,188,766)	(1,532,697)
USA	(603,711)	(821,443)	(1,190,470)	(1,369,158)
China	(312,708)	(212,774)	(452,655)	(338,992)
	$(3,725,832)	$(4,090,091)	$(7,441,551)	$(6,068,737)

11.           FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

11.           FINANCIAL INSTRUMENTS (cont'd…)

The Company adopted SFAS No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 applies to all financial instruments being measured and reported on a fair value basis. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision SFAS No. 157 with respect to its financial assets and liabilities only.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 - Quoted prices in active markets for similar assets that are observable.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At June 30, 2009, the Company had one Level 3 financial instrument with a fair value of $1,743,858. (Note 4)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning Balance, January 1, 2008	$ 3,032,751
Total unrealized losses	(1,334,160)
Total foreign exchange (loss)	(369,023)
Ending Balance, December 31, 2008	1,329,568
Total unrealized gain	341,903
Total foreign exchange gain	72,387
Ending Balance, June 30, 2009	$1,743,858

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

12.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the six months ended June 30, 2009 consisted of the issuance of 20,000 common shares (June 30, 2008 - 10,000) in payment of mineral property interests in the amount of $22,515 (June  31, 2008 - $20,066) (Note 8).

Cash and cash equivalents consisted of cash of $1,747,078 (June 30, 2008 - $1,486,927) and short-term investments of $39,547,978 (June 30, 2008 - $60,418,041).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2009
(Unaudited)
(Expressed in United States dollars)

13.          COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2009	$62,593
2010	73,833
2011	29,911
$166,337

14.           SUBSEQUENT EVENTS

Subsequent to June 30, 2009, the Company:

a)	issued 35,000 to Empirical per the terms of the agreement.

b)
entered into an agreement with HoneyBadger Exploration Inc. ( “HoneyBadger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property. The agreement is subject to completion of due diligence and regulatory approval. The Company may exercise its first option to acquire 51% after incurring minimum expenditures of US$900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property. The Company may increase its interest by a further 29% (to 80% in total) by making payments of US$375,000 and issuing 375,000 shares within 3 years. The Company has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.